UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Advisory Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 Wilshire Blvd. Suite 920
(No. and Street)

Los Angeles	CA	90036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Reynolds 626-316-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding & Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry St., Suite 1050	Glendale	Colorado	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Doug Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds Advisory Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None:

Signature

President

Title

Notary Public

MATT HENDERSON
Notary Public - California
Los Angeles County
Commission # 2304801
My Comm. Expires Sep 19, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 25, 2020 before me, Matt Henderson, Notary Public
(insert name and title of the officer)

personally appeared Douglas E Reynolds,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MATT HENDERSON
Notary Public - California
Los Angeles County
Commission # 2304801
My Comm. Expires Sep 19, 2023

Signature [signature] (Seal)

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2019
and Report of Independent Registered Accounting Firm on Exemption Report

REYNOLDS ADVISORY PARTNERS, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reynolds Advisory Partners, LLC
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Reynolds Advisory Partners, LLC's management. Our responsibility is to express an opinion on Reynolds Advisory Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Reynolds Advisory Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements. The supplemental information is the responsibility of Reynolds Advisory Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as Reynolds Advisory Partners, LLC's auditor since 2009.
Denver, Colorado
February 22, 2020

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	67,217.06
Accounts Receivable		810.60
Prepaid Expenses		26,376.10
Total Current Assets		94,403.76
PROPERTY AND EQUIPMENT, at cost:		
Equipment		33,357.79
Furniture		20,319.58
		53,677.37
Less Accumulated Depreciation		53,677.37
Net Property and Equipment		0.00
OTHER ASSET:		
Deposit		4,179.39
TOTAL ASSETS	$	98,583.15

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2019

CURRENT LIABILITIES:		
Accrued Expenses	$	4,094.42
Total Current Liabilities		4,094.42
MEMBER'S EQUITY		94,488.73
TOTAL LIABLIITIES AND MEMBER'S EQUITY	$	98,583.15

See Accountant's Accompanying notes

-4-

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:

Advisory Services	$	470,000.00
Interest Income		47.88
		470,047.88

OPERATING EXPENSES:

Salaries, Taxes and Benefits	357,220.73
Commissions	45,005.00
Rent	41,941.46
Computer and Internet	54,382.63
Office Expense	17,053.30
Professional fees	43,003.75
Travel	6,048.38
Telephone	5,289.55
Advertising	7,523.05
Automobile Expense	6,351.28
Miscellaneous	23,767.14
Business Licenses & Permits	0.00
Regulatory fees	6,917.28
Insurance	5,670.25

Total Operating Expenses	620,173.80
Net Profit/Loss	(150,125.92)

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

BALANCE, JANUARY 1, 2019	140,701.90
MemberContribution	103,912.80
Net Profit/Loss	(150,125.97)
BALANCE, DECEMBER 31, 2019	94,488.73

See Accountant's Accompanying Notes

-6-

REYNOLDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$	(150,125.92)
Adjustements to reconcile Net Income (Loss) to Net Cash used by operations:		
Increase (decrease) in cash resulting from changes in:		
Accounts Receivable		(810.60)
Prepaid Expenses		(18,896.93)
Accounts Payable		(4,881.02)
Other Assets		0.00
NET CASH USED FOR OPERATING ACTIVITIES		(174,714.47)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member 1 Draws		
Member 2 Draws		
RAP BD Holding		
Member 2 Contributions		50,189.51
RAP BD Contributions		53,723.29
Net cash used provided by financing activities		103,912.80
NET DECREASE IN CASH AND CASH EQUIVALENTS		(70,801.67)
CB Main 1476		22,842.13
CB Payroll 1484		1,113.90
RAP MM 1590		114,062.75
Undeposited Funds		0.00
Total Cash at Beginning of Period		138,018.78
Cash at End of Period	$	67,217.11

See Accountant's Accompanying Notes

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

A.   Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a California Limited Liability
Company specializing in mergers and acquisitions, capital raising and related financial
advisory services focused on middle market clients nationwide.

The Company is registered with the Securities and Exchange Commission ("SEC") and is
also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company
operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange
Act of 1934 (the "Act") and does not carry customer accounts or clear customer
transactions, nor does it plan to hold any customers' securities or funds. As a result, the
Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the
Act. Under this exemption, *Computation for Determination of Reserve Requirements* and
Information Relating to Possession or Control Requirements are not required.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three
months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance
for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed
necessary at December 31, 2019.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the
straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are
expensed as incurred. Major betterments are capitalized.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

A.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-19. "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance for accounting for certain contract costs, and new disclosures. The Company adopted this ASU on January 2019 using a modified retrospective approach. The ASU did not have a material impact on its financial condition, results of operations or cash flows.

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "Advisory services" in the accompanying statement of operations.

The Company recognizes retainer revenue in accordance with ASC 606 which requires retainers and work fees to be recognized consistent with distinct performance obligations agreed to with clients. In the Company's engagements these specific obligations relate to specific milestones that occur in the "Marketing Preparation Phase" of our M&A engagements. Those milestones are normally as follows: (1) initial RAP due diligence of the client (meeting with the client and reviewing requested written documents); (2) industry research on the client's industry; (3) draft Confidential Information Memorandum (CIM); (4) preparation of prospective buyers list; and (5) confirmation of expected valuation range for the target company (client), following completion of due diligence and associated industry research. When all of these specific milestones have been reached, then the Marketing Preparation Phase of our assignment is finished, and we have satisfied all of the distinct performance obligations associated with our retainer and work fees. It is necessary for RAP management to use our judgement in determining when the above-described performance obligations have been met. However, at end of the current fiscal period, we have completed all of the performance obligations for the retainers and work fees charged for all of our current active assignments.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

A.   Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal income tax paying purposes. The Company does file a Limited Liability Company Return of Income for the state of California. Accordingly, no federal income tax expense has been recorded in the financial statements. Income of the Company is taxed on the federal level to the member in its tax return.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2019 revealed no uncertain tax positions that would have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2019.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

A.   Summary of Significant Accounting Policies (Continued)

Leases

In February 2016, the FASB issued ASU 2016-02 *Leases* (Topic 842). This ASU, amended, provides comprehensive guidance on accounting for operating and financing leases by recognition of lease assets and lease liabilities. The company adopted this ASU in January 2019.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Additionally, the Company has a financing lease that was immaterial to the financial statements as a whole. Therefore, no ROU asset or lease liability has been recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.   Subsequent Events

Management has reviewed subsequent events through the date of the auditor's report, which is the date the financial statements were available to be issued.

C.   Significant Clients

The Company derived 43% of their revenue from one key client during the year ended December 31, 2019. However, the makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2019, the Company's net capital was $63,123 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 6% of compensation. In 2019, the Company made contributions in the amount of $7,089.09.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

F.   Commitment

Office Space Lease Commitment

On August 1, 2018, the Company entered into a lease agreement for office space. The lease expired January 31, 2020 and is now month to month. The Company incurred rent expense of $41,941.46 for the year ended December 31, 2019.

 Future minimum lease payments under the terms of this lease are:

2020	$4,062

Office Printer Lease Commitment

On August 1, 2019 the Company entered into a lease to own agreement with Xerox Financial Services, LLC for the use of a printer. The lease is $205.43/mo for 60 months starting on August 13,2019.
The Company incurred lease expenses of 1,027.15 for the year ended 12/31/2019. Future minimum lease payments under the terms of this lease are:

2020	$2,465.16
2021	$2,465.16
2022	$2,465.16
2023	$2,465.16
2024	$1,438.01

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 94,489
DEDUCTIONS:	
Nonallowable assets	(31,366)
NET CAPITAL	$ 63,123
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 4,094
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0649:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

REYNOLDS ADVISORY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II



HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reynolds Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reynolds Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reynolds Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Reynolds Advisory Partners, LLC stated that Reynolds Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reynolds Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reynolds Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 22, 2019

REYNOLDS
Advisory Partners, LLC
Middle Market Investment Banking

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members of management of Reynolds Advisory Partners, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2019 through December 31, 2019.

Reynolds Advisory Partners, LLC

By: _Douglas E. Reynolds_

Douglas E. Reynolds, President
Name and Title

December 31, 2019
Date